Exhibit 99.1

Itaú Corpbanca Announces Fourth Quarter 2018 Management Discussion & Analysis Report

Santiago, Chile, February 28, 2019. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the fourth quarter ended December 31, 2018.

The financial information included in the MD&A Report is based in our managerial model that we adjust for non-recurring events, for the amortization of intangibles arising from business combination, and for the tax effect of the hedge of our investment in Colombia. At the same time, we adjust the Managerial Income Statement with additional reclassifications of P&L lines in order to provide a better understanding of our performance.

For the full MD&A Report, please refer to the following link:

https://ir.itau.cl/files/doc_financials/quarterly_reports/2018/q4/2018-Q4-MD-A.pdf

On Friday, March 1, 2019, at 11:00 A.M. Santiago time (9:00 AM ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Manuel Olivares, Itaú Corpbanca’s Chief Executive Officer, Gabriel Moura, Itaú Corpbanca’s Chief Financial Officer, and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 (877) 790-7811 (US Toll Free Dial In), or +1 (647) 689-5491 (Standard International Dial-In). Please quote “Itaú Corpbanca” to the operator.

A telephonic replay of the conference call will be available Friday, March 8, 2019, by dialing +1(800) 585-8367 (Encore Dial In). Access Code: 1088896#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at:

https://event.on24.com/wcc/r/1935315/0607546A756C9410B47E7515386CAB68

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú

Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Madrid and in Lima. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco Corpbanca Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of January 31, 2019, according to the Chilean Superintendency of Banks, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.1% market share.

As of December 31, 2018, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 4.7%.

Investor Relations — Itaú Corpbanca

+56 (2) 2660-1701 / IR@corpbanca.cl

Management Discussion 4Q18 & Analysis ir.itau.c l

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Management Discussion Analysis & Management Discussion & Analysis

This report is based on Itaú CorpBanca reviewed financial statements for 4Q’18, 3Q’18 and 4Q’17 prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of December 31, 2018 of Ch$694.73 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the SBIF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or SF). Certain figures included in this Quarterly Report as of for the three months ended December 31, 2018 and 2017, for the three months ended September 30, 2018 and as of December 31, 2018 and 2017 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000). 6

Management Discussion & Analysis Executive Summary Itaú Corpbanca Financial Information The financial information included in this Management Discussion & Analysis Report (“MD&A Report”) is based in our managerial model that we adjust for non-recurring events, for the amortization of intangibles arising from business combination, and for the tax effect of the hedge of our investment in Colombia. At the same time, we adjust the Managerial Income Statement with additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9 and 10 of this report for further details. Financial Highlights We present below selected managerial financial information and operating information of Itaú Corpbanca for the three months ended December 31, 2018 and 2017, for the three months ended September 30, 2018 and as of December 31, 2018 and 2017. Notes: (1) Net Operating Profit before credit & counterparty losses = Net interest income + Commissions and Fees + Net total financial t ransactions + Other Operating Income, net. (2) Annualized figures when appropriate. (3) Average total tangible adjusted assets excluding goodwill and intangibles from business combination. (4) Tangible Equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 40 of this report. (5) The total of employees of Chile includes headcount of our New York branch and since 1Q’18 also from our RepOffices in Lima and Madrid; and employees of Colombia includes headcount of Itaú (Panamá). Itaú Corpbanca 7 In Ch$ million (except where indicated), end of period 4Q18 3Q184Q17 2018 2017 Results Recurring Net Income Net Operating Profit before credit & counterparty losses 1 Net Interest Income 43,771 296,017 226,492 50,738(17,618) 273,749276,797 208,098191,604 209,584 1,116,023 846,991 61,460 1,037,782 741,481 Performance Recurring Return on Tangible Avg. Adjusted assets (RoTAA) 2 3 Recurring Return on Tangible Avg. Equity (RoTAE) 2 4 Risk Index (Loan loss allowances / Total loans ) Non-performing Loans Ratio 90 days overdue (NPL) - Total Non-performing Loans Ratio 90 days overdue (NPL) - Chile Non-performing Loans Ratio 90 days overdue (NPL) - Colombia Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total Efficiency Ratio (Operating expenses / Operating revenues) Risk-Adjusted Efficiency Ratio (RAER) 0.6% 8.9% 3.1% 2.1% 1.8% 3.1% 147.6% 53.9% 75.6% 0.7%-0.3% 10.5%-3.8% 3.1%3.3% 2.2%2.3% 1.9%2.1% 3.2%2.8% 141.0%145.5% 57.9%57.6% 76.0%113.2% 0.8% 11.0% 3.1% 2.1% 1.8% 3.1% 147.6% 55.7% 76.4% 0.2% 3.4% 3.3% 2.3% 2.1% 2.8% 145.5% 59.7% 96.2% Balance Sheet Total Assets Gross Total Credit Portfolio Total Deposits Loan Portfolio/Total Deposits Equity shareholders Tangible Equity Shareholders 4 29,455,654 21,502,648 14,421,586 149.1% 3,324,531 1,987,982 29,074,94128,060,724 21,159,40020,403,680 14,559,83914,206,910 145.3%143.6% 3,299,6243,189,876 1,945,8961,840,937 Other Total Number of Employees 5 Chile Colombia Branches Chile Colombia ATM – Automated Teller Machines Chile Colombia 9,179 5,685 3,494 360 199 161 638 464 174 9,2869,492 5,7885,848 3,4983,644 362371 200201 162170 637645 464469 173176

Management Discussion & Analysis Executive Summary Notes: (6) BIS Ratio= Regulatory capital / RWA, according to SBIF BIS I definitions. (7) End of each period. Itaú Corpbanca 8 In Ch$ million (except where indicated), end of period 4Q18 3Q184Q17 2018 2017 Highlights Total Shares Outstanding (Thousands) Book Value per share (Ch$) Diluted Recurring Earnings per share (Ch$) Accounting Diluted Earnings per share (Ch$) Diluted Recurring Earnings per ADR (US$) Accounting Diluted Earnings per ADR (US$) Dividend (Ch$ million) Dividend per share (Ch$) Gross Dividend per ADS (US$) Market capitalization (Ch$ billion) Market capitalization (US$ billion) Solvency Ratio - BIS Ratio 6 Shareholders' equity / Total assets Shareholders' equity / Total liabilities 512,406,760 6.488 0.085 0.056 0.184 0.120 n.a. n.a. n.a. 3,319.9 4.8 14.7% 11.3% 12.8% 512,406,760512,406,760 6.4396.225 0.099(0.034) 0.084(0.054) 0.226(0.084) 0.191 (0.132) n.a. n.a. n.a. n.a. n.a. n.a. 3,471.02,867.4 5.34.7 14.4%14.7% 11.3%11.4% 12.9%12.9% 512,406,760 6.488 0.409 0.336 0.883 0.725 22,979 0.0448 0.1110 3,319.9 4.8 14.7% 11.3% 12.8% 512,406,760 6.225 0.120 0.112 0.293 0.274 618 0.0012 0.0027 2,867.4 4.7 14.7% 11.4% 12.9% Indicators Ch$ exchange rate for US$1.0 COP exchange rate for Ch$1.0 Monetary Policy Interest Rate - Chile 7 Monetary Policy Interest Rate - Colombia 7 Quarterly UF variation - Chile Quarterly CPI variation - Chile Quarterly CPI variation - Colombia 694.73 0.2139 2.8% 4.3% 0.8% 0.3% 0.5% 657.11614.48 0.22180.2231 2.5%2.5% 4.3%4.8% 0.7%0.5% 0.9%0.8% 0.2%0.6% 694.73 0.2139 2.8% 4.3% 2.9% 2.6% 3.2% 614.48 0.2231 2.5% 4.8% 1.7% 2.3% 4.1%

Management Discussion & Analysis Executive Summary Net Income and Recurring Net Income Our recurring net income attributable to shareholders totaled Ch$43,771 million in the fourth quarter of 2018 from an accounting net income of Ch$28,456 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below: Non-Recurring Events Events that we have considered non -recurring and at the same time not part of our business since 2015 (before and after Merger) are the following: (a) (b) Restructuring costs: One-time integration costs. Transactions costs: Costs related to the closing of the merger between Banco Itaú Chile and CorpBanca, such as investment banks, legal advisors, auditors and other related expenses. Regulatory / merger effects on loan loss provisions: Effects of one-time provisions for loan losses due to new regulatory criteria in 2016 and additional provisions for overlapping customers between Itaú Chile and CorpBanca. Regulatory fines or penalties: Any regulatory sanction either paid or reversed, such as the fine imposed by the SBIF in 2015 that was reversed in 2017 and then again paid in December. 2018. Loan loss provisions adjustments: Reversal of additional loan loss provisions to the regulatory minimum and provisions accounted through Price Purchase Allocation against Goodwill. Amortization of Intangibles generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships. Accounting adjustments: Adjustments relating to development of new internal accounting estimates. Sale / Revaluation of investments in companies: Refers to: (i) the sale of the participation in Cifin S.A. in 2015; (ii) the revaluation of our stake in Credi-banco after it was converted into a joint-stock company in 2016, both in Colombia; and (iii) the fiscal effect of the sale of SMU Corp in 2017. (c) (d) (e) (f) (g) (h) Itaú Corpbanca 9 In Ch$ million 4Q18 3Q184Q17 2018 2017 Net Income Attributable to Shareholders (Accounting) (+) Pro Forma Consolidation Effects Pro Forma Net Income Attributable to Shareholders Non-Recurring Events (a) Restructuring Costs (b) Transaction Costs (c) Regulatory / merger effects on loan loss provisions (d) Regulatory fines or penalties (e) Loan loss provisions adjustments (f) Amortization of intangibles generated through business combinations (g) Accounting Adjustments (h) Sale / revaluation of investments in companies Tax Effects 28,456 28,456 15,315 1,077 9,585 8,520 (3,866) 42,894(27,618) 42,894(27,618) 7,84410,000 2,224 2,5323,299 8,6468,483 (3,334)(4,006) 172,047 172,047 37,537 588 6,424 9,585 34,301 (13,362) 57,447 57,447 4,013 6,147 3,299 (21,765) 34,433 (2,267) (3,145) (12,689) Recurring Net Income Attributable to Shareholders (Managerial) 43,771 50,738(17,618) 209,584 61,460

Management Discussion & Analysis Executive Summary Managerial Income Statement For the managerial results, we adjust for non -recurring events (as detailed on the previous page) and for the tax effect of the hedge of our investment in Colombia –originally accounted for as income tax expense on our Net Income and subsequently reclassified as a Net Financial t ransaction. For tax purposes, the Chilean Internal Revenue Service (“Servicio de Impuestos Internos” or SII) considers that our investment in Colombia is denominated in U.S. dollar, which based on the exchange rates of each of the disbursements (not current exchange rates) amounts to US$1,437. 51 million. As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility o f the exchange rate gene-rates an impact on the net income attributable to shareholders. In order to limit that effect, management has decided to hedg e this exposure with derivatives to be analyzed along with income tax expenses. In the same context, since January 2018 management has decided to hedge its exposure to translation of the valuation of its investment in its New York branch (US$165.77 million) with derivatives, also to be ana lyzed along with income tax expenses. According to our strategy, we mitigate the foreign exchange translation risk of the capital invested abroad through financial instruments. As consolida-ted financial statements for Itaú Corpbanca use the Chilean peso as functional currency, foreign currencies are translated to Chilean peso. For our investment in Colombia we have decided to hedge this translation risk effect in our income statement. In the fourth quarter of 2018, the Chilean peso depreciated 3.6% against the Colombian peso compared with a depreciation of 0 .6% in the previous quarter. Approximately 25% of our loan portfolio is denominated in Colombian peso. Together with the tax effect of hedge described above, we include other managerial reclassifications of P&L lines, in order t o provide a better under-standing of our performance and a better comparison basis, such as: (i) the adjustment of the fair value hedge positions; the reclassification of foreign exchange hedge positions of US dollars den ominated provi-sions; the inflation hedge results and term deposits interest rate hedge results; (ii) the reclassification of country -risk provisions; the provisions for assets received in lieu of payment; provisions and writ e-off of assets received in lieu of payment; and (iii) effects from rating upgrades or downgrades and collaterals valuation on the credit value adjustments (CVA) of derivatives. Our strategy for managing foreign exchange risk of capital invested abroad aims to mitigate, through financial instruments, t he effects of changes in the exchange rate and takes into account the impact of all tax effects. We present below the two relevant currencies variatio n to the Chilean peso: U.S. dollar Ch$ 694.73 +5.7% (4Q18/3Q18) +13.1% (4Q18/4Q17) -3.6% (4Q18/3Q18) +3.9% (4Q18/4Q17) Colombian peso Ch$ 0.2139 Itaú Corpbanca 10

Management Discussion & Analysis Executive Summary Accounting and Managerial Income Statements Reconciliation Accounting and Managerial Income Statements Reconciliation | 4th Quarter of 2018 Events Reclassification Accounting and Managerial Income Statements Reconciliation | 3rd Quarter of 2018 Events Reclassification Itaú Corpbanca 11 In Ch$ million Accounting Non-recurringTax Effect of HedgeManagerial Managerial Net operating profit before credit & counterparty losses Net interest income Net fee and commission income Total financial transactions, net Other operating income, net Net provision for credit & counterparty risks Result from loan losses, net Provision for loan losses Recoveries off loan losses written-off as losses CVA (ratings and collaterals effects) Net operating profit Operating expenses Personnel expenses Administrative expenses Depreciation and amortization Impairments Operating income Income from investments in other companies Income before taxes Income tax expense Result from discontinued operations Net income Minority interests 281,754 208,098 47,256 34,651 (8,251) (54,616) (54,616) (64,087) 9,471 - 227,138 (168,827) (77,229) (67,989) (23,609) - 58,311 55 58,366 (13,547) - 44,819 (1,925) 2,532(5,462)(5,076) - - -(5,462)(8,818) 2,5323,742 -5,076 -5,348 -4,298 -1,050 -(272) 2,532(5,462)-10,254--- --10,254 - 12,786(5,462)-- 12,786(5,462)-(3,929)5,462 - 8,857--(1,013) 273,749 208,098 47,256 20,372 (1,977) (49,540) (49,268) (59,789) 10,521 (272) 224,209 (158,573) (77,229) (67,989) (13,355) - 65,635 55 65,690 (12,014) - 53,676 (2,938) Net Income Attributable to Shareholders 42,894 7,844--50,738 In Ch$ million Accounting Non-recurringTax Effect of HedgeManagerial Managerial Net operating profit before credit & counterparty losses Net interest income Net fee and commission income Total financial transactions, net Other operating income, net Net provision for credit & counterparty risks Result from loan losses, net Provision for loan losses Recoveries off loan losses written-off as losses CVA (ratings and collaterals effects) Net operating profit Operating expenses Personnel expenses Administrative expenses Depreciation and amortization Impairments Operating income Income from investments in other companies Income before taxes Income tax expense Result from discontinued operations Net income Minority interests 319,190 226,492 49,672 52,170 (9,144) (68,134) (68,134) (85,302) 17,168 - 251,056 (179,071) (77,467) (79,459) (22,117) (28) 71,985 (13) 71,972 (41,280) - 30,692 (2,236) 1,077(20,369)(3,880) - - -(20,369)(8,528) 1,0774,648 -3,880 -3,996 -(2,676) -6,672 -(116) 1,077(20,369)-19,648--- 9,585-10,063 - 20,725(20,369)-- 20,725(20,369)-(4,437)20,369 - 16,288--(972) 296,017 226,492 49,672 23,273 (3,419) (64,254) (64,138) (87,978) 23,840 (116) 231,763 (159,423) (77,467) (69,874) (12,054) (28) 72,341 (13) 72,328 (25,348) - 46,980 (3,208) Net Income Attributable to Shareholders 28,456 15,315--43,771

Management Discussion & Analysis | Executive Summary

Managerial Income Statement

For the managerial results, we adjust for non-recurring events (as detailed on the previous page) and for the tax effect of the hedge of our investment in Colombia –originally accounted for as income tax expense on our Net Income and subsequently reclassified as a Net Financial transaction. For tax purposes, the Chilean Internal Revenue Service *("Servicio de Impuestos Internos"* or SII) considers that our investment in Colombia is denominated in U.S. dollar, which based on the exchange rates of each of the disbursements (not current exchange rates) amounts to US$1,437.51 million. As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact on the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In the same context, since January 2018 management has decided to hedge its exposure to translation of the valuation of its investment in its New York branch (US$165.77 million) with derivatives, also to be analyzed along with income tax expenses.

According to our strategy, we mitigate the foreign exchange translation risk of the capital invested abroad through financial instruments. As consolidated financial statements for Itaú Corpbanca use the Chilean peso as functional currency, foreign currencies are translated to Chilean peso. For our investment in Colombia we have decided to hedge this translation risk effect in our income statement.

In the fourth quarter of 2018, the Chilean peso depreciated 3.6% against the Colombian peso compared with a depreciation of 0.6% in the previous quarter. Approximately 25% of our loan portfolio is denominated in Colombian peso.

Together with the tax effect of hedge described above, we include other managerial reclassifications of P&L lines, in order to provide a better understanding of our performance and a better comparison basis, such as:

(i) the adjustment of the fair value hedge positions; the reclassification of foreign exchange hedge positions of US dollars denominated provisions; the inflation hedge results and term deposits interest rate hedge results;

(ii) the reclassification of country-risk provisions; the provisions for assets received in lieu of payment; provisions and write-off of assets received in lieu of payment; and

(iii) effects from rating upgrades or downgrades and collaterals valuation on the credit value adjustments (CVA) of derivatives.

Our strategy for managing foreign exchange risk of capital invested abroad aims to mitigate, through financial instruments, the effects of changes in the exchange rate and takes into account the impact of all tax effects. We present below the two relevant currencies variation to the Chilean peso:

U.S. dollar Ch$ 694.73	+5.7% (4Q18/3Q18)	+13.1% (4Q18/4Q17)
Colombian peso Ch$ 0.2139	-3.6% (4Q18/3Q18)	+3.9% (4Q18/4Q17)

Itaú Corpbanca 10

Management Discussion & Analysis Executive Summary Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10: Recurring Net Income Ch$ 43.8 billion for the 4Q18 Highlights in the quarter:  Managerial Recurring Net Income The recurring net income for the fourth quarter of 2018 amounted to Ch$43,771 million, representing a decrease of Ch$6,967 million or 13.7% from the previous quarter and an increase of Ch$61,390 million from the same period of the previous year.  Net Interest Income The Ch$18,394 million or 8.8% increase in net interest income due to higher indexed yield but also contributed higher interest yield and volume of interest-earning assets in the quarter.  Operating expenses The Ch$849 million or 0.5% increase in operating expenses driven by higher administrative expenses contributed to the fourth quarter of 2018 decrease in the recurring net income.  Cost of Credit and Counterparty Risks The main highlight in the quarter when compared to the previous quarter was the Ch$14,714 million or 29.7% increase in net provision for credit and counterparty risks in the quarter. This increase is explained by the Ch$28,189 million increase in provisions for loan losses partly offset by Ch$13,319 million higher recoveries.  Commissions and Fees Additionally, a Ch$2.416 million increase in financial advisory commissions and fees and credit and financial transaction fees contributed to mitigate the aforementioned negative impacts on net income in the quarter. Ch$ million Highlights in 4Q18 Return on Average Tangible Equity1 8.9 % Net Operating Profit Before Loan Losses Ch$ 296.0 billion Ch$ million The annualized recurring return on average tangible equity reached 8.9% in the fourth quarter of 2018, a 1.6 percentage points decrease and a 12.7 percen-tage points increase when compared to the previous quarter and the fourth quarter of 2017, respectively. Average tangible shareholders’ equity totaled Ch$1,969.5 billion, a 2.1% increase compared to the previous quarter and a 6.1% increase compared to the fourth quarter of 2017. Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combination reached 0.6% in the fourth quarter of 2018, 10 basis points decrease compared to the previous quarter and 90 basis points increase compared to the fourth quarter of 2017. (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. For further details by country see page 40 In the fourth quarter of 2018, net operating profit before loan losses representing net interest income, net fee and commission income, net total financial transactions and other operating income, net  totaled Ch$296,017 million, a Ch$22,268 million or 8.1% increase from the previous quarter and a Ch$19,221 million or 6.9% increase from the same period of the previous year. The main components of net operating profit before loan losses and other items of income statements are presented on page 14. Itaú Corpbanca 13 For further details by country see pages 19 and 29

Management Discussion & Analysis Executive Summary Net Interest Income Ch$ 226.5 billion Efficiency Ratio and Risk-Adjusted Efficiency Ratio 53.9 % The net interest income for the fourth quarter of 2018 totaled Ch$226,492 million, an increase of Ch$18,394 million or 8.8% when compared to the previous quarter, mainly due to higher indexed yield and volume of interest-earning assets in both Chile and Colombia. In the fourth quarter of 2018, the efficiency ratio reached 53.9% an improve-ment of 4.0 percentage points from the previous quarter explained by a 8.1% increase in net operating profit before credit and counterparty losses, partly offset by a 0.5% increase in operating expense. Compared to the fourth quarter of 2017 there was an improvement of 3.7 percentage points from the fourth quarter of 2017 due to higher net operating profit before credit and counterparty losses. Our net interest margin reached 3.6% in the fourth quarter of 2018, an increase of 27 basis points when compared to the previous quarter and an increase of 45 basis points when compared to the same period of the previous year. The increase in the current quarter compared to the previous quarter is 18 basis points when excluding inflation-indexation effects. Our net interest margin ex-indexation reached 3.0% in the fourth quarter of 2018 compared to 2.8% in the third quarter of 2018 and to 2.8% in the fourth quarter of 2017, respectively. In the fourth quarter of 2018, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 75.6%, an improvement of 40 basis points from the previous quarter explained by higher net operating profit before credit and counterparty losses partly offset by higher provision for loan losses as described below. Net Commissions and Fees Ch$ 49.7 billion Net Provision for Credit & Counterparty Risks Ch$ 64.3 billion Ch$ million Ch$ million Commissions and fees increased 5.1% when compared to the previous quarter, mainly due to higher fees from financial advisory fees in both Chile and Colombia. Compared to the fourth quarter of 2017, these revenues increased 8.2%, mainly due to an increase in financial advisory fees and insurance brokerage fees in Chile. Provision for credit and counterparty risks net of recoveries of loans written-off increased 29.7% from the previous quarter, totaling Ch$64.254 million in the fourth quarter of 2018. This deterioration is mainly due to a one-time retail model adjustment in Chile and an increase in provision for corporate clients loan losses both in Chile and Colombia. Compared to the fourth quarter of 2017, cost of credit decreased 58.3%, explained by a decrease in the provision for commercial loan losses. Itaú Corpbanca 14 For further details by country see pages 21 and 31 For further details by country see pages 24 and 34 For further details by country see pages 26 and 36 For further details by country see pages 19 and 29

Income Statement and Balance Analysis Sheet Management Discussion & Analysis

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Management Discussion & Analysis Income Statement Analysis Managerial Results | Breakdown by Country Highlight The financial results of Itaú CorpBanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results:  we have reclassified from Chile to Colombia the cost of derivative structures used to hedge the investment and its related tax effects,  as well as the amortization of intangible assets generated by the acquisition of Santander Colombia that were registered in Chile before the Merger. For more details on managerial information, please refer to pages 9, 10 and 11 of this report. In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 4Q’18, 3Q’18 and 4Q’17: dated dated 1 In nominal currency Itaú Corpbanca 17 Change Consoli-ChileColombia1 34,88823,65310,493 3,766 5,826(2,060) (10,074)(5,548)(10,742) (9,359)(10,127) 768 19,22113,804(1,541) 89,76760,11529,652 108,98873,91928,111 (72)(3,927)3,854 108,91669,99331,966 (318)(41)(277) 108,59869,95231,689 (41,620)(27,576)(12,262) 66,97842,37519,427 (5,588)(27)(5,561) 5,176 61,39042,34819,041 4Q17 Consoli-ChileColombia1 dated 191,604134,22558,418 45,90635,00510,901 33,34721,73417,029 5,9408,360(2,420) 276,797199,32483,928 (154,022) (108,178)(45,844) 122,77591,14638,084 (159,350) (108,366) (50,985) (36,575)(17,219)(12,901) 30531274 (36,270)(17,188)(12,627) 16,27211,9552,670 (19,999)(5,233)(9,957) 2,38072,373 --(4,809) (17,618)(5,226)(12,393) In Ch$ million 4Q18 Consoli-ChileColombia1 dated Net interest income Net fee and commission income Total financial transactions, net Other operating income, net Net operating profit before credit & counterparty losses Net provision for credit & counterparty risks Net operating profit Operating expenses Operating income Income from investments in other companies Income before taxes Income tax expense Net income 226,492157,87868,911 49,67240,8318,841 23,273 16,186 6,287 (3,419)(1,767)(1,652) 296,017213,12882,387 (64,254)(48,062)(16,192) 231,763165,06566,195 (159,423)(112,292)(47,130) 72,34152,77319,065 (13)(10)(3) 72,32852,76319,062 (25,348)(15,621)(9,591) 46,98037,1429,470 (-) Minority interest Colombia hedge positions cost Net Income Attributable to Shareholders (3,208)(20)(3,189) --367 43,77137,1236,649 Change Consoli-ChileColombia1 18,39417,815482 2,4162,426(10) 2,901(5,794) 1,249 (1,443)495(1,938) 22,26814,943(217) (14,714)(19,473)4,759 7,555(4,530)4,542 (849)(3,109)2,259 6,705(7,639)6,801 (68)(61)(7) 6,637(7,700) 6,794 (13,334)(5,291)(6,006) (6,696)(12,990) 788 (270)(5)(266) 5,506 (6,967)(12,995)6,028 3Q18 Consoli-ChileColombia1 dated 208,098140,06368,429 47,25638,4058,851 20,37221,9805,038 (1,977)(2,263)286 273,749198,18582,604 (49,540)(28,589)(20,951) 224,209169,59561,653 (158,573) (109,184)(49,390) 65,63560,41212,263 55514 65,69060,46312,267 (12,014)(10,330)(3,585) 53,67650,1338,682 (2,938)(15)(2,923) --(5,139) 50,73850,118620 In Ch$ million 4Q18 Consoli-ChileColombia1 dated Net interest income Net fee and commission income Total financial transactions, net Other operating income, net Net operating profit before credit & counterparty losses Net provision for credit & counterparty risks Net operating profit Operating expenses Operating income Income from investments in other companies Income before taxes Income tax expense Net income 226,492157,87868,911 49,67240,8318,841 23,273 16,1866,287 (3,419)(1,767)(1,652) 296,017213,12882,387 (64,254)(48,062)(16,192) 231,763165,06566,195 (159,423)(112,292)(47,130) 72,34152,77319,065 (13)(10)(3) 72,32852,76319,062 (25,348)(15,621)(9,591) 46,98037,1429,470 (-) Minority interest Colombia hedge positions cost Net Income Attributable to Shareholders (3,208)(20)(3,189) --367 43,77137,1236,649

Management Discussion & Analysis Income Statement Analysis Accounting and Managerial Net Income Statement Reconciliation The Accounting and Managerial Net Income Statement Reconciliation for 4Q’18, 3Q´18 and 4Q’17 and as of December 31, 2018 and 2017 is presented below: 2018 2017 2018 2017 Managerial reclassifications: (a) (b) Cost of Investment Hedge: carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile. Cost of Fiscal Hedge: cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile . Itaú Corpbanca 18 9,440 (11,013) - - 9,440 (11,013) 7,784 (9,605) 7,493 (17,983) 7,620 (21,504) In Ch$ million 4Q18 3Q184Q17 Net Income Attributable to Shareholders (Accounting) 4,371 3,769 (9,382) (+) Pro forma consolidation effects - - - Pro Forma Net Income Attributable to Shareholders 4,371 3,769 (9,382) (+) Non-recurring events (+) Costs of fiscal and economic hedges of the investment in Colombia (a) (b) 1,911 367 1,991 (5,139) 1,798 (4,809) Recurring Net Income Attributable to Shareholders (Managerial) 6,649 620 (12,393) 162,607 68,460 - - 162,607 68,460 29,752 (9,605) (3,480) (17,983) 201,964 82,964 In Ch$ million 4Q18 3Q184Q17 Net Income Attributable to Shareholders (Accounting) 24,085 39,125 (18,236) (+) Pro forma consolidation effects - - - Pro Forma Net Income Attributable to Shareholders 24,085 39,125 (18,236) (+) Non-recurring events (-) Costs of fiscal and economic hedges of the investment in Colombia (a) (b) 13,404 367 5,853 (5,139) 8,202 (4,809) Recurring Net Income Attributable to Shareholders (Managerial) 37,123 50,118 (5,226)

Management Discussion & Analysis Income Statement Analysis Managerial Results | Breakdown for Chile Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 17 and 18: change change change Itaú Corpbanca 19 2018 2017%$ 576,162 154,086 85,637 (9,155) 806,730 (133,003) 673,727 (428,014) 245,713 287 246,000 (44,009) 201,991 521,928 140,145 71,543 5,585 739,201 (239,359) 499,842 (418,750) 81,091 328 81,419 1,546 82,966 10.4%54,234 9.9%13,941 19.7%14,094 -(14,740) 9.1%67,530 -44.4%106,356 34.8%173,885 2.2%(9,264) 203.0%164,621 -12.5%(41) 202.1%164,580 -(45,555) 143.5%119,025 143.4%119,000 201,964 82,964 In Ch$ million 4Q18 3Q18%$4Q17%$ Net interest income Net fee and commission income Total financial transactions, net Other operating income, net Net operating profit before credit & counterparty losses Net provision for credit & counterparty risks Net operating profit Operating expenses Operating income Income from investments in other companies Income before taxes Income tax expense Net income 157,878 40,831 16,186 (1,767) 213,128 (48,062) 165,065 (112,292) 52,773 (10) 52,763 (15,621) 37,142 140,063 38,405 21,980 (2,263) 198,185 (28,589) 169,595 (109,184) 60,412 51 60,463 (10,330) 50,133 12.7%17,815134,22517.6%23,653 6.3%2,42635,00516.6%5,826 -26.4%(5,794)21,734-25.5%(5,548) -21.9%4958,360-(10,127) 7.5%14,943199,3246.9%13,804 68.1%(19,473)(108,178)-55.6%60,115 -2.7%(4,530)91,14681.1%73,919 2.8%(3,109)(108,366)3.6%(3,927) -12.6%(7,639)(17,219)-69,993 -(61)31-(41) -12.7%(7,700)(17,188)-69,952 51.2%(5,291)11,955-(27,576) -25.9%(12,990)(5,233)-42,375 -25.9%(12,995)(5,226)-42,348 Net Income Attributable to Shareholders 37,123 50,118

Management Discussion & Analysis Income Statement Analysis Net Interest Income In the fourth quarter of 2018, the Net Interest Income totaled Ch$157,878 million, a 12.7% increase compared to the previous quarter. Compared to the same period of the previous year, the Net Interest Income increased 17.6%. 4Q18 versus 3Q18 Our Net Interest Income in the fourth quarter of 2018 presented an in-crease of Ch$17,815 million, or 12.7% when compared to the third quarter of 2018. The main driver for this increase is higher indexed yield but also contributed higher interest yield and volume of interest earning assets when compared to the previous quarter. 4Q18 versus 4Q17 When compared to the fourth quarter of 2017, our Net Interest Income improved Ch$23,653 million, or 17.6%. This increase is mainly explained by a better mix and also an increase in volumes in our Balance Sheet. This was partially offset by a lower inflation -linked income as our UF exposure decreased. Our Net Interest Margin presented an increase of 43 basis points to 3.31% when compared to the same quarter of 2017, or an increase of 8 basis points to 2.55% when excluding inflation -indexation effects. As a consequence of this increase, our Net Interest Margin went up 33 basis points to 3.31% in the quarter, or a increase of 22 basis points to 2.55% when excluding inflation -indexation effects. Itaú Corpbanca 20 Quarterly change of the Net Interest Income (Ch$ Billion) Yearly change of the Net Interest Income (Ch$ Billion) In Ch$ million, end of period 4Q18 3Q18change4Q17change Net Interest Income Interest Income Interest Expense Average Interest-Earning Assets Net Interest Margin Net Interest Margin (ex-inflation indexation) 157,878 309,250 (151,372) 18,979,361 3.31% 2.55% 140,06317,815 12.7%134,22523,65317.6% 288,059 21,1917.4%276,068 33,18212.0% (147,996)(3,376)2.3%(141,844)(9,529) 6.7% 18,668,678310,6841.7%18,479,733499,6282.7% 2.98%33 bp2.88%43 bp 2.33%22 bp2.47%8 bp

Management Discussion & Analysis Income Statement Analysis Credit Quality Net Provision for Credit and Counterparty Risks Allowance for Loan Losses and Loan Portfolio In the fourth quarter of 2018, net provision for credit and counterparty risks (provision for loan losses net of recovery of loans written-off and CVA effects) totaled Ch$48,062 million, a 68.1% increase from the previous quarter, driven by one-time retail model adjustment and an increase in provision for corporate clients loan losses. This was partly offset by an increase in recoveries of loans written-off as losses. Net provision for credit and counterparty risks for the full year 2018 de-creased 44.4% compared to 2017 lead by a decrease in provision for loan losses. Net Provision for Loan Losses and Loan Portfolio As of December 31, 2018, our loan portfolio increased 2.6% from September 30, 2018, reaching Ch$16.8 trillion, whereas the allowance for loan losses increased 3.8% in the quarter, totaling Ch$403.7 billion. The ratio of allowance for loan losses to loan portfolio went up from 2.39 as of September 30, 2018 to 2.44% as of December 31, 2018, an increase of 5 basis points. At the end of the fourth quarter of 2018, our net provision for loan losses over loan portfolio increased to 1.2% from 0.7% compared to the previous quarter and decreased from 2.3% when compared to the fourth quarter of last year reflecting an overall better credit quality of our corporate portfolio but also the benefits of 2017 significant provisions for loans losses. Itaú Corpbanca 21 In Ch$ million 4Q18 3Q18change4Q17change 2018 2017change Results from Loan Losses, net Provision for Loan Losses Recoveries of loans written-off as losses CVA (ratings and collaterals effects) Net Provision for Credit & Counterparty Risks (47,946) (65,378) 17,432 (116) (48,062) (28,317) (19,629)69.3%(90,283)42,337 -46.9% (35,442) (29,936)84.5%(96,805)31,427 -32.5% 7,12510,307 144.7%6,52210,910 167.3% (272)156 -57.4%(17,895)17,778 -99.4% (28,589) (19,473)68.1% (108,178)60,115 -55.6% (140,948) (183,228) 42,280 7,944 (133,003) (228,370) 87,422-38.3% (257,457)74,229-28.8% 29,087 13,193 45.4% (10,989)18,933 -172.3% (239,359)106,356-44.4%

Management Discussion & Analysis Income Statement Analysis Delinquency Ratios Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Ch$ million The portfolio of credits 90-day overdue decreased Ch$9,599 million or 3.0% in the fourth quarter of 2018 driven by Ch$12,816 million or 8.1% decrease in our student loans portfolio NPLs —which are part of our commercial loans portfolio— due to the annual sale of part of this portfolio to government. Our retail loans portfolio NPLs increased by Ch$788 million or 0.8% due to an increase by Ch$1,039 million or 1.6% in mortgage loans NPLs partly offset by Ch$251 million or 0.8% decreased in consumer loans NPLs. In the fourth quarter 2018, the NPL ratio over 90 days for consumer loans went down from 1.83% to 1.73%. The NPL ratio for mortgage loans was stable at 1.74% compared to the previous quarter. The NPL ratio decreased by 15 basis points for commercial loans compared to the previous quarter from 2.04% to 1.89%. When excluding student loans from this portfolio, the commercial ex student loans NPL reached 1.38%, also decreasing 18 basis points compared to the previous quarter. The NPLs decreased Ch$27,801 million or 8.3% from the same period of the previous year explained by a Ch$34,371 million decrease in the student loans portfolio NPLs —which are part of our commercial portfolio as aforementioned. Potential credit losses coming from these arrears are limited since these loans are government guaranteed. These joint decreases led to a reduction of 11 basis points in our total NPL ratio. NPL Ratio (%) | over 90 days Coverage Ratio (%) | 90 days The NPL ratio of credits 90-day overdue decreased from 1.95% to 1.84% compared to the previous quarter. Compared to the same period of 2017, the ratio decreased 28 basis points driven by the aforementioned decreased in the student loans NPLs. As of December 31, 2018, the 90-day coverage ratio reached 131%, nine percentage points up from the previous quarter driven by the decrease in the student loans NPLs —a government guaranteed portfolio. The student loans NPLs are equivalent to a 22% of the total NPLs. This portfolio requires relatively lower provisions than other loans with no such guarantees. Compared to December 31, 2017 the total 90-day coverage ratio increased 12 percentage points reflecting the aforementioned decreased in the student loans NPLs. Itaú Corpbanca 22

Management Discussion & Analysis Income Statement Analysis NPL Creation Loan Portfolio Write-Off Ch$ billion * Loan portfolio average balance of the two previous quarters. In the fourth quarter of 2018, the loan portfolio write-off totaled Ch$44.5 billion, a 24.3% increase compared to the previous quarter. The ratio of written-off opera-tions to loan portfolio average balance reached 1.07%, up 19 basis points com-pared to the third quarter of 2018. In the fourth quarter of 2018, NPL Creation reached Ch$34.9 billion up 3.6x compared to the previous period. NPL Creation Coverage Recovery of Loans Written-off as Losses Ch$ million In the fourth quarter of 2018, total NPL Creation coverage reached 187%, which means that the provision for loan losses in the quarter was higher than NPL Creation. The trend shown since 4Q16 demonstrates that our portfolio is still more concentrated in wholesale loans where we anticipate the provision compared to overdue loans. In the fourth quarter of 2018, income from recovery of loans written-off in-creased Ch$10,307 million, or 2.4x, from the previous quarter. When compared to fourth quarter of 2017, the income from recovery of loans written-off increased Ch$10,910 million, or 2.7x, compared to the same period of the previous year. Itaú Corpbanca 23

Management Discussion & Analysis Income Statement Analysis Commissions and Fees Highlights  In the fourth quarter of 2018, commissions and fees amounted to Ch$40.831 million, an increase of 6.3% from the previous quarter mainly driven by higher fees from financial advisory, up Ch$4,622 million, or 104.3% in this quarter. Despite that these fees are normally cyclical, these revenues started to pick-up as expected, given our current commercial pipeline.  Compared to the twelve months ended December 31, 2017 commission and fees increased 9.9% mainly due to increases in insurance brokerage fees aligned with our consumer loans expansion, and also financial advisory fees in the period. Total Financial Transactions, net Highlights  In the fourth quarter of 2018, total financial transactions and foreign exchange profits amounted to Ch$16,186 million, a decrease of 26.4% from the previous quarter reflecting lower benefits from a less positive market behavior.  Compared to the twelve months ended December 31, 2017 these revenues increased 19.7% Itaú Corpbanca 24 In Ch$ million 4Q18 3Q18change4Q17change 2018 2017change Trading and investment income: Trading investments Trading financial derivatives contracts Other Net Income from Financial Operations Foreign exchange transactions: Net results from foreign exchange transactions Revaluations of assets and liabilities denominated in foreign currencies Net results from accounting hedge derivatives Foreign Exchange Profit (loss), net 981 23,932 11,234 36,147 (12,930) 38 (7,069) (19,961) 924576.2%(106)1,087-42,985 (19,053)-44.3%(64,389)88,321-18,837(7,603)-40.4%15,722(4,488) -28.5% 62,746 (26,599)-42.4%(48,773)84,920-(23,535)10,605-45.1%52,225(65,155)-1127245.5%206(168) -81.6% (17,242)10,173-59.0%18,075(25,144)-(40,766)20,805-51.0%70,506(90,467)-3,380 112,157 46,612 162,149 (37,237) (124) (39,151) (76,512) 4,946(1,566) -31.7% (72,439)184,596-254.8% 38,7297,88320.4% (28,764)190,913-663.7% 122,300 (159,537)-130.4% 479(603)-(22,473)(16,678)74.2% 100,306 (176,818)-176.3% Net Total Financial Transactions Position 16,186 21,980(5,794)-26.4%21,733(5,547) -25.5% 85,637 71,54214,09519.7% In Ch$ million 4Q18 3Q18change4Q17change 2018 2017change Credit & financial transactions fees Asset management & brokerage fees Insurance brokerage Financial advisory & other fees 17,903 4,780 9,093 9,055 19,538(1,635)-8.4%19,634(1,731)-8.8% 5,052(272)-5.4%5,325(545)-10.2% 9,382(289)-3.1%7,0072,08629.8% 4,4334,622 104.3%3,0396,016 198.0% 74,256 19,885 36,693 23,252 73,3539031.2% 22,001(2,116)-9.6% 26,09610,59740.6% 18,6954,55724.4% Total Net Fee and Commission Income 40,831 38,4052,4266.3%35,0055,82616.6% 154,086 140,14513,9419.9%

Management Discussion & Analysis Income Statement Analysis Operating Expenses Highlights  Operating expenses totaled Ch$112,292 million in the fourth quarter of 2018, increasing 2.8% when compared to the third quarter of 2018. This increase is mostly explained by higher administrative expenses due to a calendar effect, in which several 2018 expenses were concentrated in this quarter. Personnel Expenses Personnel expenses totaled Ch$56,167 million in the fourth quarter of 2018, a 1.2% increase when compared to the previous quarter. Compared to the twelve months ended December 31, 2017 there is also a 9.1% increase in expenses. Administrative Expenses Administrative expenses amounted to Ch$47,605 million in the fourth quarter of 2018, a 6.2% increase when compared to the previous quarter. This in-crease was influenced by higher general expenses . When compared to the twelve months ended December 31, 2017 there was a 5.3% decrease explained by a calendar effect , where the fourth quarter of 2017 concentrated several expenses for that year. Number of Employees The total number of employees considering the Itaú Corpbanca New York branch was 5,685 at the end of the fourth quarter of 2018 compared to 5,788 in the third quarter of 2018 and 5,848 at the end of the fourth quarter of 2017, a 2.8% reduction in headcount in twelve months. Depreciation and Amortization Depreciation, amortization and impairment expenses totaled Ch$8,521 million in the fourth quarter of 2018, a 4.0% decrease when compared to the third quarter of 2018. When compared to the twelve months ended Decem-ber 31, 2017 there was an 8.9% increase, explained by the investment made in development of software and systems which increased the base of intangibles on our balance sheet as well as increased in fixed assets related to the remodeling of our new headquarters and migrated branches. Itaú Corpbanca 25 In Ch$ million 4Q18 3Q18change4Q17change 2018 2017change Personnel expenses Administrative expenses Personnel and Administrative Expenses Depreciation, amortization and Impairment (56,167) (47,605) (103,772) (8,521) (55,503)(664)1.2%(48,883)(7,284) 14.9% (44,808)(2,797)6.2%(52,042) 4,438-8.5% (100,311) (3,461)3.4%(100,925)(2,846)2.8% (8,873)352-4.0%(7,440)(1,080) 14.5% (207,207) (188,873) (396,080) (31,935) (190,011)(17,196) 9.1% (199,428) 10,555 -5.3% (389,438)(6,641) 1.7% (29,312)(2,623) 8.9% Total Operating Expenses (112,292) (109,184) (3,109)2.8%(108,366)(3,927)3.6% (428,014) (418,750)(9,264) 2.2%

Management Discussion & Analysis Income Statement Analysis Efficiency Ratio and Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk -adjusted efficiency ratio, which includes the net provision for credit & counterpar ty risks. = Efficiency Ratio Efficiency Ratio Risk-Adjusted Efficiency Ratio The risk-adjusted efficiency ratio, which also includes the result from loan losses and CVA, reached 75.2% in the fourth quarter of 2018, a deterioration of 5.7 percentage points compared to the previous quarter, as a result of the increase in cost of credit and counterparty losses of 68.1% in the period as previously mentioned in this report. In the fourth quarter of 2018, our efficiency ratio reached 52.7%, an improve-ment of 2.4 percentage points when compared to the third quarter of 2018. This was mainly due to the increase in net operating profit before credit and counterparty losses of 7.5%, partly offset by a 2.8% increase in operating expenses. When compared to the fourth quarter of 2017, the risk-adjusted efficiency ratio improved by 33.4 percentage points due to a 55.6% improvement in net provi-sion for credit and counterparty risks. When compared to the fourth quarter of 2017, the efficiency ratio improved 1.7 percentage points, explained by a 6.9% increase in net operating profit before credit and counterparty losses, partly offset by a 3.6% increase in operating expenses in the period. Net Operating Profit Before Credit & Counterparty Losses Distribution The chart below shows the portions of net operating profit before credit and counterparty losses used to cover operating expe nses and net provision for credit and counterparty risks. Itaú Corpbanca 26 Risk-AdjustedOperating Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Net Provision for Credit & Counterparty Risks Net Interest Income + Net Fee and Commission Income + Total Financial Transactions, net + Other Operating Income, net

Management Discussion & Analysis Income Statement Analysis Itaú Corpbanca 27 Distribution Network Points of Service in ChileAutomated Teller Machines (ATMs) | Chile Our distribution network provides integrated financial services and By the end of the fourth quarter of 2018, the number of ATMs totaled 464 products to our customers through diverse channels, including ATMs, in Chile, stable in the quarter and a decrease of 32 ATMs or 6.5% since branch offices, mobile banking, internet banking and telephone bank-Legal Day One. Additionally, our customers had access to over 7,490 ing. ATMs in Chile through our agreement with Redbanc. Branches | Chile and New York As of December 31, 2018 we had 199 branches, almost stable com-pared to the previous quarter but 11.2% lower or 25 branches less since Legal Day One (April 1, 2016) as part of our enhanced branch network strategy meant to create additional savings. According to our integration process, in the fourth quarter of 2016 we started the branch network migration with a pilot test of two offices. As expected, the branch migration was completed by the end of 2017. In addition, between fourth quarter 2017 and second quarter 2018 we have further enhanced “Banco Condell ” through the integration of six bran - ches to “Itaú ” spaces, enabling not only cost and operating savings but increasing productivity and customer satisfaction. As a result, the brand composition has changed. By the end of the fourth quarter of 2018, we operated in Chile 143 branch offices under the “Itaú” brand and 55 branches under the “Banco Condell ” brand our consumer finance division (49 exclusives Condell branches and six integrated branches). We also have one branch in New York. * H is to r ic a l d a ta inc lu de s “C o rp Ba nc a ” br a nc h es

Management Discussion & Analysis Balance Sheet Credit Portfolio Highlight  At the end of the fourth quarter of 2018, our total consolidated credit portfolio in Chile reached Ch$16.8 trillion, an increase of 2.6% from the previous quarter and of 5.5% from the fourth quarter of 2017. Credit Portfolio by Products In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understan ding of the performance of these portfolios, the main product groups of each segment are presented in the following table: Similar to previous quarters, we are still lagging behind the overall market but building a positive trend on portfolio loan growth. In the fourth quarter of 2018, economic activity in Chile recovered (3.3% YoY) from the slowdown in 3Q18 (2.8%) but headwinds remained prevalent. Ongoing global trade uncertainties, lower copper prices on the back of growing global growth concerns and weaker private sentiment likely hampered the growth performance at the close of 2018. On retail, we continue to maintain a good performance. Our retail loan portfolio reached Ch$5.60 trillion at the end of the fourth quarter of 2018, an increase of 2.5% compared to the previous quarter. Consumer loans reached Ch$1.75 trillion, up 5.2% compared the previous quarter and 13.4% compared to the 12 -month period ended December 31, 2017, lead by consumer installment loans growth . Residential mortgage loans reached Ch$3.85 trillion at the end of the fourth quarter of 2018, an increase of 1.2% compared to the previous quarter and of 6.0% compared to the 12-month period ended December 31, 2017. On the plus side, there was a favorable composition of net job creation in 4Q18 and upbeat wage growth, supportive of consumption going forward. Strong credit demand indicators in 4Q18, increased investment dynamism and recovering private sentiment at the start of 2019 point at favorable activity dynamics ahead. On the Wholesale, loan portfolio increased 2.7% in the fourth quarter of 2018, totaling Ch$11.20 trillion showing an additional marginal growth as our effort to improve diversification and reduce certain large exposures that were misaligned with our risk appetite has ended. Meanwhile, we have been growing our core commercial portfolio at an average of 4.2% per year since legal day one, a pace that have been increasing and tends to converge to the overall market growth. Inflation ended 2018 below the 3% target at 2.6%, dragged down by lower fuel prices, but core pressures are gradually on the rise, in line with the central bank’s view that the output gap is near closed. Having implemented the first hike (to 2.75%) in the normalization cycle in October, the board of the central bank paused in December but reiterated it has no doubt that the normalization process needs to proceed. However, given a risky external outlook, we expect the central bank to proceed slowly with its normalization cycle. This selected deleverage that we have previously reported was another of our balance sheet and risk management efforts we have been taking on the past couple of years to provide for a more solid and sustainable path for growth. We currently expect 2019 with a 3.2% GDP growth, and monetary policy normalization to gradually continue throughout the year, with three more hikes until reaching 3.50%. Itaú Corpbanca 28 In Ch$ million, end of period 4Q18 3Q18change4Q17change Wholesale lending - Chile Commercial loans Foreign trade loans Leasing and factoring Retail lending - Chile Residential Mortgage loans Consumer loans Consumer installment loans Current account overdrafts Credit card debtors Other loans and receivables 11,199,820 9,584,620 928,443 686,757 5,603,948 3,852,962 1,750,986 1,178,399 206,479 365,474 634 10,908,8392.7%10,743,8354.2% 9,497,2980.9%9,413,9061.8% 830,31411.8%700,73332.5% 581,22718.2%629,1969.1% 5,469,5352.5%5,180,0548.2% 3,805,7091.2%3,635,9936.0% 1,663,8265.2%1,544,06113.4% 1,135,9493.7%1,025,60614.9% 202,8461.8%204,4441.0% 324,41512.7%313,31516.6% 6162.9%696-8.9% TOTAL LOANS 16,803,768 16,378,3742.6%15,923,8895.5%

Management Discussion & Analysis | Income Statement Analysis
Itaú

Distribution Network

Points of Service in Chile

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices, mobile banking, internet banking and telephone banking.

Branches | Chile and New York

As of December 31, 2018 we had 199 branches, almost stable compared to the previous quarter but 11.2% lower or 25 branches less since Legal Day One (April 1, 2016) as part of our enhanced branch network strategy meant to create additional savings.

According to our integration process, in the fourth quarter of 2016 we started the branch network migration with a pilot test of two offices. As expected, the branch migration was completed by the end of 2017. In addition, between fourth quarter 2017 and second quarter 2018 we have further enhanced "Banco Condell" through the integration of six branches to "Itaú" spaces, enabling not only cost and operating savings but increasing productivity and customer satisfaction.

As a result, the brand composition has changed. By the end of the fourth quarter of 2018, we operated in Chile 143 branch offices under the "Itaú" brand and 55 branches under the "Banco Condell" brand –our consumer finance division– (49 exclusives Condell branches and six integrated branches). We also have one branch in New York.


95
129
Dec-16
95
129
Mar-17
84
131
Jun-17
71
138
Sep-17
56
145
Dec-17
56
146
Mar-18
55
145
Jun-18
55
145
Sep-18
55
144
Dec-18
Itaú
Banco Condell*

* Historical data includes "CorpBanca" branches

Automated Teller Machines (ATMs) | Chile

By the end of the fourth quarter of 2018, the number of ATMs totaled 464 in Chile, stable in the quarter and a decrease of 32 ATMs or 6.5% since Legal Day One. Additionally, our customers had access to over 7,490 ATMs in Chile through our agreement with Redbanc.


357
145
Dec-16
351
146
Mar-17
343
150
Jun-17
245
221
Sep-17
234
235
Dec-17
50
420
Mar-18
34
432
Jun-18
14
450
Sep-18
14
450
Dec-18
Itaú
Banco Condell*

Itaú Corpbanca
27

Management Discussion & Analysis Income Statement Analysis Net Interest Income Compared to the same period of the previous year, Net Interest Income increased 16.5%. In the fourth quarter of 2018, the Net Interest Income totaled Ch$69,287 million, a 4.9% increase compared to the previous quarter. Note: Managerial resul ts for Colombia are expressed i n constant currency i n order to eliminate the impact of the foreign exchange r ate variation, thus all figures from each of the peri ods analyzed were converted i nto Chilean peso at a single forei gn exchange rate: Ch$0.2139 per COP as of December 31, 2018. 4Q18 versus 3Q18 4Q18 versus 4Q17 When compared to the fourth quarter of 2017, our Net Interest Income increased Ch$9,802 million, or 16.5%. This is explained by a higher volume of interest earning assets and an improvement in our spreads due to the marginal reduction in funding costs. As a consequence, our Net Interest Margin increased by 46 basis points when compared to the fourth quarter of 2017. Net Interest Income in the fourth quarter of 2018 presented an increase of Ch$3,216 million, or 4.9% when compared to the third quarter of 2018. This increase is explained by higher interest yield and volume of interest earning assets when compared to the previous quarter. As a consequence of these effects, our Net Interest Margin presented an increase of 15 basis points to 4.41% in the quarter. Itaú Corpbanca 30 Quarterly change of the Net Interest Income (Ch$ Billion) Yearly change of the Net Interest Income (Ch$ Billion) In Ch$ million, end of period 4Q18 3Q18change4Q17change Net Interest Income Interest Income Interest Expense Average Interest-Earning Assets Net Interest Margin 69,287 131,342 (62,055) 6,283,916 4.41% 66,0713,2164.9%59,4859,80216.5% 128,3083,034 2.4%131,894 (551)-0.4% (62,237)182-0.3%(72,408)10,353-14.3% 6,204,70079,2161.3%6,016,129267,7884.5% 4.25%15 bp3.94%46 bp

Management Discussion & Analysis Income Statement Analysis Credit Quality Net Provision for Loan Losses Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange ra te variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2139 per COP as of Decembe r 31, 2018. Allowance for Loan Losses and Loan Portfolio In the fourth quarter of 2018, net provision for loan losses (provision for loan losses net of recovery of loans written-off as losses) totaled Ch$16,364 million, a 19.1% decrease from the previous quarter due to an increase in recoveries of loans written-off as losses. Provision for loan losses decreased 2.9% compared to the previous quarter mainly due to lower provision requirements in consumer loans. The recovery of loans written-off as losses increased by Ch$3,170 million or 96.7% from the third quarter of 2018. Net Provision for Loan Losses and Loan Portfolio Note: The loan portfolio for Col ombi a is expressed i n constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted i nto Chilean peso at a single forei gn exchange rate of Ch$0.2139 per COP as of December 31, 2018. As of December 31, 2018, the loan portfolio increased by 1.9% in constant currency compared to September 30, 2018, reaching Ch$4.70 trillion, whereas the allowance for loan losses decreased 0.4% in the quarter, totaling Ch$264,983 million. The ratio of allowance for loan losses to loan portfolio went down from 5.72% as of September 30, 2018 to 5.63% as of December 31, 2018. Note: The loan portfolio for Col ombi a is expressed i n constant currency in order to eliminate the impact of the forei gn exchange rate vari ation, thus all figures from each of the periods analyzed were converted i nto Chilean peso at a single forei gn exchange rate of Ch$0.2139 per COP as of December 31, 2018. At the end of the fourth quarter of 2018, our provision for loan losses over loan portfolio was 1.4%, a decrease of 30 basis points compared to the previous quarter and a decrease of 250 basis points compared to the fourth quarter of last year. Itaú Corpbanca 31 In Ch$ million 4Q18 3Q18change4Q17change 2018 2017change Provision for loan losses Recoveries of loans written-off as losses Net Provision for Loan Losses (22,813) 6,449 (16,364) (23,505)692-2.9%(50,822)28,010 -55.1% 3,2783,17096.7%3,6782,77175.3% (20,227)3,863-19.1%(47,145)30,781 -65.3% (111,698) (111,698) (223,396) (146,970) 35,273 -24.0% (146,970) 35,273 -24.0% (293,941) 70,545 -24.0%

Management Discussion & Analysis Income Statement Analysis Delinquency Ratios Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Ch$ million Note: The loan portfolio for Col ombi a is expressed i n constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted i nto Chilean peso at a single forei gn exchange rate of Ch$0.2139 per COP as of December 31, 2018. In December 2018, the NPL ratio over 90 days for consumer loans decreased by reaching 1.82%. At the same time, the NPL ratio for mortgage loans decreased by 26 basis points (from 4.30% to 4.04%) from the previous quarter. The portfolio of credits 90 days overdue decreased 2.3% in the fourth quarter of 2018 compared to previous quarter and increased 10.6% compared to same period of the previous year, driven by an increase in NPLs of commercial loans 90 days overdue partly offset by a decrease in consumer loans NPLs. The NPL ratio decreased by 8 basis points for commercial loans from 3.32% to 3.24% compared to September 30, 2018. NPL Ratio (%) | over 90 days Coverage Ratio (%) | 90 days The NPL ratio of credits 90 days overdue decreased 13 basis points in the fourth quarter of 2018 compared to the previous quarter, and reached 3.06% by the end of December 2018. Compared to the same period of 2017, the ratio increased 27 basis points, mainly due to the increase in delinquency rates of commercial loans. As of December 31, 2018, the 90-day coverage ratio reached 184%, an increase of 3 percentage points compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio decreased 34 percentage points. It is important to note that we maintain a high coverage for the Colombian loan portfolio given that the regulatory criteria that we have to follow for that portfolio for consolidation purposes only is to apply the most conservative provisioning rule between Chile and Colombia. Itaú Corpbanca 32

Management Discussion & Analysis Income Statement Analysis NPL Creation Loan Portfolio Write-Off Ch$ billion * Loan portfolio average balance of the two previous quarters. Note: The loan portfolio for Col ombi a is expressed i n constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single forei gn exchange rate of Ch$0.2139 per COP as of December 31, 2018. Note: The loan portfolio for Col ombi a is expressed i n constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted i nto Chilean peso at a single forei gn exchange rate of Ch$0.2139 per COP as of December 31, 2018. In the fourth quarter of 2018, the loan portfolio write-off totaled Ch$12.7 billion, a 68.5% decrease compared to the previous quarter. The ratio of written-off opera-tions to loan portfolio average balance reached 1.08%, 2.38 percentage points decrease compared to the third quarter of 2018. In the fourth quarter of 2018, NPL Creation reached Ch$9.3 billion down 41.8 percentage points compared to the previous period. NPL Creation Coverage Ch$ million Note: The loan portfolio for Col ombi a is expressed i n constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted i nto Chilean peso at a single forei gn exchange rate of Ch$0.2139 per COP as of December 31, 2018. In the fourth quarter of 2018, total NPL Creation coverage reached 583%, up compared to the previous quarter. This means that the provision for loan losses in the quarter was higher than NPL Creation. The trend shown since 4Q16 reflects that our portfolio is still more concentrated in wholesale loans where we anticipate the provision compared to overdue loans. In this quarter, income from recovery of loans written-off as losses increased Ch$3,171 million, or 96.7% from the previous quarter. In the fourth quarter of 2018, the income from recovery of loans written-off as losses increased by Ch$2,771 million or 75.3% compared to the same period of the pre-vious year. Itaú Corpbanca 33

Management Discussion & Analysis Income Statement Analysis Commissions and Fees Highlights  In the fourth quarter of 2018, commissions and fees amounted to Ch$8,906 million, an increase of 4.2% from the previous quarter driven by an increase in financial advisory fees and credit and financial transactions fees.  Compared to the fourth quarter of 2017, these revenues decreased 20.3%, driven by a decrease in asset management and brokerage fees and credit and financial transactions fees. Note: The loan portfolio for Col ombi a is expressed i n constant currency in order to eliminate the impact of the forei gn exchange ra te variation, thus all fi gures from each of the periods analyzed were converted i nto Chilean peso at a single forei gn exchange rate of Ch$0.2139 per COP as of December 31, 2018. Total Financial Transactions, net Highlights  In the fourth quarter of 2018, total financial transactions and foreign exchange profits amounted to Ch$6,316 million, a 29.8% increase from the previous quarter due to positive market effects.  Compared to the fourth quarter of 2017, these revenues decreased 63.5% due to losses in foreign exchange transactions. Note: The loan portfolio for Col ombi a is expressed i n constant currency in order to eliminate the impact of the forei gn exchange ra te variation, thus all fi gures from each of the periods analyzed were converted i nto Chilean peso at a single forei gn exchange rate of Ch$0.2139 per COP as of December 31, 2018. Itaú Corpbanca 34 In Ch$ million 4Q18 3Q18change4Q17change 2018 2017change Trading and investment income: Trading investments Trading financial derivatives contracts Other Net income from Financial Operations Foreign exchange transactions: Net results from foreign exchange transactions Revaluations of assets and liabilities denominated in foreign currencies Net results from accounting hedge derivatives Foreign Exchange Profit (loss), net (24) 33,239 2,368 35,583 (29,288) - 22 (29,267) (1,592)1,568-98.5%5,729(5,754)-5,45127,788509.8%7,75825,481 328.5% 1,69467439.8%4,861(2,492) -51.3% 5,55330,030540.8%18,34817,23593.9% (688) (28,600) 4157.2%(1,071)(28,217) 2633.6% ------121 2143.4%121080.9% (687) (28,580) 4160.0%(1,059)(28,207) 2662.4% (3,509) 39,366 6,309 42,167 (22,785) - 25 (22,760) 36,834 (40,342)-6,72732,639 485.2% 12,364(6,055) -49.0% 55,925 (13,758)-24.6% - 11,168 (33,953)----45(20) -44.9% 11,213 (33,973)-Net Total Financial Transactions Position 6,316 4,8661,45029.8%17,288(10,972) -63.5% 19,406 67,137 (47,731)-71.1% In Ch$ million 4Q18 3Q18change4Q17change 2018 2017change Credit & financial transactions fees Asset management & brokerage fees Insurance brokerage Financial advisory & other fees 4,163 2,928 - 1,814 4,0001634.1%4,632(469)-10.1% 3,708(780) -21.0%4,511(1,582)-35.1% ------836978 116.9%2,025(211)-10.4% 15,281 12,645 - 3,677 21,391(6,110) -28.6% 12,1255204.3% ---3,09258518.9% Total Net Fee and Commission Income 8,906 8,5453614.2%11,168(2,262)-20.3% 31,604 36,608(5,004) -13.7%

Management Discussion & Analysis Income Statement Analysis Operating Expenses Highlights  Operating expenses totaled Ch$47,405 million in the fourth quarter of 2018, a 0.6% decrease when compared to the third quarter of 2018. This decrease is explained by lower depreciation and amortization.  When compared to the fourth quarter of 2017, operating expenses decreased 8.7% due to both lower administrative expenses and lower personnel expenses. Note: Manageri al results for Colombia are expressed i n constant currency i n order to eliminate the impact of the foreign exchange r ate variation, thus all figures from each of the peri ods analyzed were converted i nto Chilean peso at a single forei gn exchange rate: Ch$0.2139 per COP as of December 31, 2018. Personnel Expenses Personnel expenses totaled Ch$21,417 million in the fourth quarter of 2018, a 2.1% increase when compared to the third quarter of 2018 driven by higher severance costs. When compared to the fourth quarter of 2017, personnel expenses de-creased 6.9% due to lower severances costs. Administrative Expenses Administrative expenses amounted to Ch$22,406 million in the fourth quar-ter of 2018, a 0.1% increase when compared to the previous quarter. This increase was influenced by higher general expenses. When compared to the fourth quarter of 2017, there is a 14.3% decrease, especially due to lower general expenses such as data processing, third-party service expense and marketing expenses. Number of Employees Depreciation and Amortization Depreciation and amortization expenses totaled Ch$3,582 million in the fourth quarter of 2018, a 17.2% decrease when compared to the third quar-ter of 2018 and a 29.9% increase when compared to the fourth quarter of 2017 explained by the investment made in development and systems which increased the base of intangibles in our balance sheet. The total number of employees considering Itaú (Panamá) was 3,494 at the end of the fourth quarter of 2018 compared to 3,498 in the third quarter of 2018 and 3,644 at the end of the fourth quarter of 2017, a 4.1% reduction in headcount in a 12-month period ended December 31, 2017. Itaú Corpbanca 35 In Ch$ million 4Q18 3Q18change4Q17change 2018 2017change Personnel expenses Administrative expenses Personnel and Administrative Expenses Depreciation, amortization and impairment (21,417) (22,406) (43,823) (3,582) (20,977)(440)2.1%(22,996)1,579-6.9% (22,382)(24)0.1%(26,152) 3,746 -14.3% (43,359)(464)1.1%(49,148) 5,324 -10.8% (4,327) 745-17.2%(2,757)(825) 29.9% (85,160) (92,129) (177,289) (14,112) (84,139)(1,021) 1.2% (101,441) 9,312 -9.2% (185,580) 8,290 -4.5% (11,223)(2,889) 25.7% Total Operating Expenses (47,405) (47,686)281-0.6%(51,905)4,500-8.7% (191,401) (196,802)5,402 -2.7%

Management Discussion & Analysis Income Statement Analysis Efficiency Ratio and Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk -adjusted efficiency ratio, which includes the result from loan losses. Note: Manageri al results for Colombia are expressed i n constant currency i n order to eliminate the impact of the foreign exchange rate variati on, thus all fi gures from each of the periods analyzed were converted i nto Chil ean peso at a single foreign exchange rate: Ch$0.2139 per COP as of December 31, 2018. = Efficiency Ratio Efficiency Ratio Risk-Adjusted Efficiency Ratio The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 77.0% in the fourth quarter of 2018, an improvement of 8.2 percentage points compared to the previous quarter, as a result of the de-crease in cost of credit of 19.1% and higher net operating profit before loan losses in the period. In the fourth quarter of 2018, the efficiency ratio reached 57.2%, an improve-ment of 2.6 percentage points when compared to the third quarter of 2018. This positive trend was mainly due to higher net operating profit before loan losses of 3.9%, and at the same time, lower operating expenses of 0.6%. When compared to the fourth quarter of 2017, the efficiency ratio improved by 3.5 percentage points, mostly explained by the 8.7% decrease in operating expenses. When compared to the fourth quarter of 2017, the risk-adjusted efficiency ratio improved by 38.9 percentage points mainly due to the decrease of provisions for loans loan losses of 65.3% and lower operating expenses of 8.7%. Net Operating Profit Before Loan Losses Distribution The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result fro m loan losses. Itaú Corpbanca 36 Risk-AdjustedOperating Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Result from Loan Losses Net Interest Income + Net Fee and Commission Income + Total Financial Transactions, net + Other Operating Income, net

Management Discussion & Analysis Income Statement Analysis Itaú Corpbanca 37 Distribution Network Points of Service in ColombiaAutomated Teller Machines (ATMs) | Colombia Our distribution network provides integrated financial services and By the end of the fourth quarter of 2018, the number of ATMs totaled 174 products to our customers through diverse channels, including ATMs, in Colombia, almost stable in the quarter. Additionally, our customers had branch offices, internet banking and telephone banking . access to over 16,000 ATMs in Colombia through Colombia’s financial institutions. Branches | Colombia and Panama As of December 31, 2018 we had 161 branches in both Colombia and Panama under the brand “Itaú ”, al most stable compared to the previous quarter but 6.4% lower or 11 branches less since the commencement of the integration process in the second quarter of 2017. The process be-gan in May 2017 with the introduction of the “Itaú” brand in the retail market which was completed after the rebranding of the Helm’s branch network. By the third quarter of 2017 we started the branch network migration with a pilot test. The process continued with 77% braches migrated by fourth quarter 2017 and it was fully completed in January 2018, earlier than expected.

Management Discussion & Analysis Balance Sheet Credit Portfolio Highlight  Excluding the effect of the foreign exchange variation, at the end of the fourth quarter of 2018, the Colombian portfolio increased 1.9% and reached Ch$4.7 trillion when compared to the previous quarter and increased 0.9% during the 12-month period ended December 31, 2017. Credit Portfolio by Products In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understan ding of the performance of these portfolios, the main product groups of each segment are presented in the following table: Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange ra te variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2139 per COP as of Decembe r 31, 2018. In December 2018, the diluted financing law was passed by congress, which would ultimately raise only 0.7% of GDP, significantly less than the 1.3% needed to cover the shortfall in the 2019 budget. Finance Minister Carrasquilla acknowledged that some expenditures cuts will be required to meet fiscal target for 2019 but details remain short. Our retail loan portfolio reached Ch$1.51 trillion at the end of the fourth quarter of 2018, an increase of 0.1% compared to the previous quarter. Consumer loans reached Ch$918.8 billion, down 0.9% compared the previous quarter and 8.8% compared to the 12-month period ended December 31, 2017. Residential mortgage loans reached Ch$592.9 billion at the end of the fourth quarter of 2018, an increase of 1.8% compared to the previous quarter and of 10.4% compared to the 12-month period ended December 31, 2017. The 2019 fiscal deficit target is 2.4% of GDP, down from 3.1% in 2018. Rating agencies remain vigilant about developments on the fiscal front. The final bill does not include the initial and controversial provision that would have increased VAT rates for food staples and so inflation pressures from the reform are minimal. On the other hand, wholesale loan portfolio increased 2.8% in the fourth quarter of 2018, totaling Ch$3.19 trillion. In 4Q18 the central bank of Colombia kept the policy rate at 4.25% as the board grappled with a number of uncertainties. Inflation was somewhat lower than expected, but some board members highlight potential shocks that may affect prices in the future. Consumer and business confidence worsened amid the reform discussions and going forward it would be key to see if this was transitory or could endure and stymie the activity recovery. We expect GDP growth of 2.6%-2.8% in 4Q18, broadly in line with 3Q18. Growth is expected to improve in 2019, yet there is no consensus on the evolution of the output gap. Meanwhile, a recent deterioration of external conditions have lowered growth expectations for trading partners and led to an expectation of slower current account deficit correction. Overall, the board is on data dependent mode and under current conditions a start of the normaliza-tion cycle (from 4.25%) in the short term is unlikely. Itaú Corpbanca 38 In Ch$ million, end of period 4Q18 3Q18change4Q17change Wholesale lending - Colombia Commercial loans Current account overdrafts Leasing and factoring Other loans and receivables Retail lending - Colombia Residential Mortgage loans Housing leasing Other mortgage loans Consumer loans Consumer loans payments Current account overdrafts Credit card debtors Leasing consumer Other loans and receivables 3,187,238 2,708,812 6,736 451,970 19,720 1,511,642 592,865 312,105 280,760 918,777 743,386 3,013 116,093 5,569 50,716 3,100,8572.8%3,111,6172.4% 2,632,3202.9%2,617,0353.5% 9,786-31.2%12,767-47.2% 446,6041.2%470,134-3.9% 12,14762.3%11,68068.8% 1,509,8800.1%1,544,492-2.1% 582,3591.8%537,09910.4% 310,1410.6%293,2146.4% 272,2183.1%243,88415.1% 927,522-0.9%1,007,393-8.8% 754,171-1.4%815,318-8.8% 3,141-4.1%3,177-5.2% 109,1736.3%112,0993.6% 6,812-18.3%10,910-49.0% 54,224-6.5%65,889-23.0% TOTAL LOANS 4,698,880 4,610,7371.9%4,656,1090.9%

Management Discussion & Analysis Balance Sheet Balance Sheet Assets At the end of the fourth quarter of 2018, our assets totaled Ch$29.5 trillion, an increase of Ch$ 380.7 billion or 1.3% from the previous quarter mainly driven by the increase of our loan portfolio, derivatives and repos, and securities investment portfolio partly offset by a decrease in other assets as presented below: Compared to the previous year, total assets increased by Ch$1.4 billion or 5.0% increased. The main changes are presented below: Ch $ b i ll i on Ch $ b i ll i on * ** Total other assets: Cash and deposits in banks, investments under resale agreements, financial derivatives contracts, investm ents in associates and other companies, intangible assets, property, plant and equipment, current taxes, deferred taxes and other assets. Itaú Corpbanca 39 Asset Breakdown December 31, 2018 Ch$ 29.5 billion 1.3% (vs. Sep-18) 5.0% (vs. Dec-17) Chile and Colombia The chart below shows the contribution of Chile and Colombia to the total consolidated assets. Ch$ 22.8 billionCh$ 6.6 billion 1.3% (Dec-18 vs. Sep-18)1.5% (Dec-18 vs. Sep-18) 4.6% (Dec-18 vs. Dec-17)6.3% (Dec-18 vs. Dec-17) Ch$ billion In Ch$ million, end of period 4Q18 3Q18change4Q17change Cash and deposits in banks Cash items in process of collection Trading investments Investments under resale agreements Financial derivatives contracts Interbank loans, net Loans and accounts receivable from customers, net of loan loss allowances Available-for-sale investments Held-to-maturity investments Investments in associates and other companies Intangible assets Property, plan and equipment Current taxes Deferred taxes Other assets Total Assets 987,680 318,658 86,938 109,467 1,368,957 341,244 20,833,935 2,650,776 198,910 10,555 1,613,807 95,564 118,089 159,639 561,435 29,455,654 1,030,082-4.1%964,0302.5% 651,975-51.1%157,017102.9% 73,85317.7%415,061-79.1% 135,785-19.4%28,524283.8% 1,211,06213.0%1,248,7759.6% 301,22213.3%70,077387.0% 20,494,5531.7%19,731,6665.6% 2,310,99514.7%2,653,066-0.1% 263,564-24.5%202,030-1.5% 10,720-1.5%10,4121.4% 1,634,247-1.3%1,605,2340.5% 91,3844.6%130,579-26.8% 144,711-18.4%238,452-50.5% 163,110-2.1%161,109-0.9% 557,6780.7%444,69226.3% 29,074,9411.3%28,060,7245.0%

Management Discussion & Analysis Balance Sheet Liabilities The main changes in liabilitie s a t the end of the fourth quarte r of 2018, compared to the previous quarter, are presented in the chart below : Compared to the previous year, the main changes in liabilities are highlighted as: Ch $ b i ll i on Ch $ b i ll i on * Total other liabilities: Financial derivatives contracts, deposits and other demand liabilities, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities, capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest. Tangible Equity Breakdown The chart below shows the calculation of the tangible Shareholders Equity or “Managerial Equity” which we use to determine the Recurring RoTAE. 4Q18 Average Balance (Ch$ billion) Liabilities: 25,980 Managerial Tang. Equity: Ch$ 1,969 ÷ Recurring Results: Ch$ 43.8 = Recurring RoTE:8.9% Ch$ 1,574 ÷ Ch$ 37.1 = 9.4% Ch$ 395 ÷ Ch$ 6.6 = 6.7% Assets: 29,513 Minority Interest: 222 Intangibles: Ch$ 190 Shareholders’ Equity: 3,311 Itaú Corpbanca 40 Ch$ 942 Ch$ 237 Deferred taxes asociated with intangibles from PPA: Ch$ 83 Ch$ 36 Ch$ 47 All other Liabilities: Ch$ 25,897 Ch$ 20,005 Ch$ 5,892 Ch$ 134 Ch$ 142 All other Assets: Ch$ 28,057 Ch$ 21,581 Ch $6,476 AsAoscoicaitaeddo wa/InPtPanAgIibnlteasnPg.P:AC: hC$h$3240 Minority Interest ex GW and PPA GW and PPA Intangibles: Ch$ 1,341 Ch$ 1,041 Ch$ 300 Managerial Tang. Equity: Ch$ 1,969 Ch$ 1,574 Ch$ 395 Intangibles from PPA: Ch$ 276 Goodwill: Ch$ 1,180 In Ch$ million, end of period 4Q18 3Q18change4Q17change Deposits and other demand liabilities Cash items in process of being cleared Obligations sold under repurchase agreements Time deposits and other time liabilities Financial derivatives contracts Interbank borrowings Issued debt instruments Other financial liabilities Current taxes Deferred taxes Provisions Other liabilities Total Liabilities Attributable to Shareholders Non-controlling interest Total Equity and Liabilities 4,300,475 247,165 1,015,614 10,121,111 1,112,806 2,327,723 6,010,124 12,400 1,191 471 237,170 521,792 25,908,042 3,324,531 223,081 29,455,654 4,253,6541.1%4,141,6673.8% 550,068-55.1%109,496125.7% 601,63868.8%420,920141.3% 10,306,185-1.8%10,065,2430.6% 1,016,2789.5%1,095,1541.6% 2,168,7617.3%2,196,1306.0% 5,898,8841.9%5,950,0381.0% 11,5937.0%17,066-27.3% 137-624-4690.4%11,434-95.9% 212,50211.6%189,69025.0% 526,610-0.9%463,43212.6% 25,546,7791.4%24,660,8945.1% 3,299,6240.8%3,189,8764.2% 228,538-2.4%209,9546.3% 29,074,9411.3%28,060,7245.0%

Management Discussion & Analysis Balance Sheet Credit Portfolio Highlights  By the end of the fourth quarter of 2018, our total credit portfolio reached Ch$21.5 trillion, increasing 1.6% from the previous quarter and 5.4% from the same period of the previous year. The increase was driven by both higher wholesale and retail loans in Chile.  In constant currency, total loans in Colombia increased 1.9% in the fourth quarter of 2018 and increase 0.9% in the 12-month period ended December 31, 2018. The increase in 4Q18 was driven by a 2.8% wholesale lending increase and by a 1.8% increase in residential mortgage loans in the period. (See details on page 38) Credit Portfolio - Currency Breakdown Ch $ b i ll i on As of December 31, 2018, Ch$7,651 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion increased 3.9% in this quarter, mainly due to the 14.6% nominal increase in our US dollar denominated in, or indexed to, credit portfolio which represents 35% of our total foreign currency loans. In the 4Q18, US dollar variation was 5.7% or Ch$38 per dollar. Itaú Corpbanca 41 Loan Portfolio - Breakdown In Ch$ million, end of period 4Q18 3Q18change4Q17change Wholesale lending Chile Commercial loans Foreign trade loans Leasing and Factoring Colombia Commercial loans Leasing and Factoring Retail lending Chile Consumer loans Residential mortgage loans Colombia Consumer loans Residential mortgage loans 14,387,058 11,199,820 9,584,620 928,443 686,757 3,187,238 2,735,268 451,970 7,115,590 5,603,948 1,750,986 3,852,962 1,511,642 918,777 592,865 14,124,2201.9%13,737,6214.7% 10,908,8392.7%10,743,8354.2% 9,497,2980.9%9,413,9061.8% 830,31411.8%700,73332.5% 581,22718.2%629,1969.1% 3,215,381-0.9%2,993,7866.5% 2,752,283-0.6%2,541,4557.6% 463,098-2.4%452,331-0.1% 7,035,1801.1%6,666,0596.7% 5,469,5352.5%5,180,0548.2% 1,663,8265.2%1,544,06113.4% 3,805,7091.2%3,635,9936.0% 1,565,645-3.4%1,486,0051.7% 961,778-4.5%969,245-5.2% 603,867-1.8%516,76014.7% TOTAL LOANS 21,502,648 21,159,4001.6%20,403,6805.4% Chile Colombia 16,803,768 4,698,880 16,378,3742.6%15,923,8895.5% 4,781,026-1.7%4,479,7914.9%

Management Discussion & Analysis Balance Sheet NPL Ratio (90 days overdue) by segment By the end of the fourth quarter of 2018, our total consolidated NPL ratio for operations 90 days overdue reached 2.11%, a decrease of 12 basis points from the previous quarter and of 15 basis points from the same period of 2017. The NPL ratio decreased by 14 basis points for commercial loans from 2.33% to 2.19% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 1.81%, a de-crease of 18 basis points compared to third quarter of 2018. The NPL ratio for mortgage loans decreased by 4 basis points from 2.09% to 2.05% and consumer loans decreased by 16 basis points from 1.92% to 1.76%, in the quarter. Funding Highlights  Total funding, including interbank deposits, amounted to Ch$23.8 trillion by the end of the fourth quarter of 2018, a 2.4% increase compared to the previous quarter accordingly to the total assets evolution in the period.  Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. The funding structure in the period of time analyzed in this report has changed seeking for a longer tenor maturity and diversification.  In this context, Itaú Corpbanca successfully placed US$551 million senior bonds in the local market in the 12-month period ended December 31, 2017. The latter compares with US$1,484 million and US$895 million issuances for full years 2016 and 2017. Bonds issuance strategy is seeking for longer maturity tenor and maintaining comfortable liquidity levels under BIS III standards. In addition, the spreads obtained on these issuances have allowed for an improvement in the cost of funds. The tenors of the bonds issued during the last 12-month period are set forth in the chart below. Our strategy of diversification also includes two syndicated loans, one for US$465 million maturing in April 2020 and a US$200 million AB Loan led by IFC (a 5-year tenor for the A Loan, maturing in December 2020, and a 3-year tenor for the B Loan, already due in December 2018). Bonds in CLP & UF ( expr e ss ed in US D mn) Itaú Corpbanca 42 In Ch$ million, end of period 4Q18 3Q18change4Q17change Deposits and other demand liabilities Time deposits and saving accounts Investments sold under repurchase agreements Letters of credit Bonds Subordinated bonds Interbank borrowings Other financial liabilities 4,300,475 10,121,111 1,015,614 53,463 4,882,341 1,074,320 2,327,723 12,400 4,253,6541.1%4,141,6673.8% 10,306,185-1.8%10,065,2430.6% 601,63868.8%420,920141.3% 57,007-6.2%67,938-21.3% 4,783,7452.1%4,840,9180.9% 1,058,1321.5%1,041,1823.2% 2,168,7617.3%2,196,1306.0% 11,5937.0%17,066-27.3% Total Funding 23,787,447 23,240,7152.4%22,791,0644.4%

Management Discussion & Analysis Balance Sheet by Currency Balance Sheet by Currency Assets | December 31, 2018 Liabilities | December 31, 2018 * Consoli dated data not only consi ders Chile and Col ombi a but also adj ustments rel ated to i ntercompany and mi nori ty sharehol der s. Itaú Corpbanca 43 In Ch$ million, end of period Deposits and other demand liabilities Cash items in process of being cleared Obligations sold under repurchase agreements Time deposits and other time liabilities Financial derivatives contracts Interbank borrowings Issued debt instruments Other financial liabilities Current taxes Deferred taxes Provisions Other liabilities Total Liabilities Capital Reserves Valuation adjustment Retained Earnings: Retained earnings or prior years Income for the period Minus: Provision for mandatory dividend Equity attributable to shareholders Non-controlling interest Total Equity 4,300,4752,463,7222,058,4774,214401,0311,836,753 247,165247,165133,926-113,239-1,015,614370,623363,789-6,834644,991 10,121,1118,104,7296,513,873609,136981,7202,016,382 1,112,8061,035,394773,18683,339178,86977,412 2,327,7231,602,125-5,8631,596,262725,598 6,010,1245,445,000439,8054,475,832529,363565,124 12,40012,40012,39010--1,191528528--663 471454--45417 237,170163,285156,539-6,74673,885 521,792472,282239,172133,106100,00449,510 25,908,04219,917,70710,691,6855,311,5003,914,5225,990,335 1,862,8261,778,0451,778,045--84,781 1,290,131685,927685,927--604,204 15,232(19,253)(19,253)--34,485 156,342 35,909113,221113,221--(77,312) 172,047157,884(114,819)225,25547,44814,163 (51,614) (44,672)(44,672)--(6,942) 3,324,5312,671,1522,398,449225,25547,448653,379 223,081222,164222,164--917 3,547,6122,893,3162,620,613225,25547,448654,296 Total Liabilities and Equity 29,455,65422,811,02313,312,2985,536,7553,961,9706,644,631 Business in Colombia Consolidated* Business in Chile Ch$UFFX In Ch$ million, end of period Cash and deposits in banks Cash items in process of collection Trading investments Investments under resale agreements Financial derivatives contracts Interbank loans, net Loans and accounts receivable from customers, net of loan loss allowances Available-for-sale investments Held-to-maturity investments Investments in associates other companies Intangible assets Property, plant and equipment Current taxes Deferred taxes Other assets 987,680483,517223,039-260,478504,163 318,658318,433195,640-122,793225 86,93844,15744,157--42,781 109,46791,51091,510--17,957 1,368,9571,266,218972,69366,989226,536102,739 341,244310,786239,963-70,82330,458 20,833,93516,400,0385,675,6097,785,1042,939,3254,433,897 2,650,7761,594,955835,543680,50578,9071,055,821 198,910122,372--122,37276,538 10,5556,2326,232--4,323 1,613,8071,433,6691,432,361-1,308180,138 95,56478,48577,639-84617,079 118,08965,94163,054-2,88752,148 159,639154,934138,415-16,5194,705 561,435439,776259,8027,787172,187121,659 Total Assets 29,455,65422,811,02310,255,6578,540,3854,014,9816,644,631 Business in Colombia Consolidated* Business in Chile Ch$UFFX

Management Discussion & Analysis Solvency Ratios Solvency Ratios Note: (1) Core Capital = Capital Básico according to SBIF BIS I definitions. (2) BIS Ratio= Regulatory capital / RWA, according to SBIF BIS I definitions . Minimum Capital Requirement Quarterly Evolution of the Regulatory Capital Ratio At the end of fourth quarter of 2018 our Regulatory Capital Ratio reached 14.65%, an increase of 27 basis points when compared to the third quarter of 2018. Our minimum capital requirements follow the rules disclosed by the SBIF, which until January 11, 2019* implemented the Basel I capital requirements standards in Chile. These requirements were ex-pressed as ratios of available capital —stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital— and the risk-weighted assets, or RWA. Minimum total capi-tal requirement corresponds to 10.0%. Itaú Corpbanca targets a capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regula-tory capital ratio of the three largest private banks in Chile and Co-lombia. This increase was due to an increase in core capital driven by higher net income, new additional provisions and a decrease in RWA ex-plained by a decrease in trade exposure risk of derivatives and contin-gent loans in the period. As of November 30, 2018, the last public information published by the SBIF, the average regulatory capital ratio of the three largest private banks in Chile was 13.5%. * The new banki ng l aw was enacted on February 12, 2019. It is important to poi nt out that there are several key defi ni ti ons still to be set by the Chil ean Comi si ón para el Mercado Fi nanci ero (CMF) for the whol e i mpacts of the impl ementati on to be known, such as the exact capi tal deducti ons to be taken from regul atory capital, speci fi c buffer si zes, possi bl e changes i n credi t RWA density as well as the defi niti ve model s for market and operati onal ri sk, and the general phase -i n for the impl ementati on. . Itaú Corpbanca 44 In Ch$ millions, end of period 4Q18 3Q18 Core Capital1 (-) Goodwill (+) Subordinated debt (+) Additional provisions (+) Minority interest = Regulatory Capital (Core Capital + Tier II Capital) Risk-Weighted Assets (RWA) 3,324,531 (1,178,235) 1,039,724 6,743 223,082 3,415,845 23,315,558 3,299,624 (1,187,448) 1,026,360 - 228,538 3,367,074 23,410,299 Ratios (%) BIS (Regulatory Capital / Risk-weighted assets)2 14.65% 14.38% Core Capital Ratio (ex-goodwill)1 9.21% 9.02%

Additional Information Management Discussion & Analysis

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Management Discussion & Analysis Our Shares Our Shares Average daily traded volumes 12-month period ended December 31, 2018 (US$ million) Market Capitalization Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange (ITAUCORP). Shares are also traded as American Depositary Receipts (“ADR”) on the New York Stock Exchange (ITCB). Ch$3.3 trillion| US$4.8 billion Sell-side ratings 3 6 0 Sell Buy Source: Sell-side reports. Hold Corporate Structure Chart On October 13, 2018 Itaú Unibanco indirectly acquired 2.08% share capital of Itaú Corpbanca from the Saieh Family. As a result of this acquisition as of Decem-ber 31, 2018 shareholders structure was as follows: Strengths of our structure  Itaú Corpbanca is controlled by Itaú Unibanco.  Itaú Unibanco and the Saieh Family appoint the majority of the board of directors.  Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and the Saieh Family shall vote together as a single block according to Itaú Unibanco recommendation. 1-Includes 3,651,555,020 shares owned by Saga III SpA that are under custody.  Professional and experienced management team. 2-Includes 508,725,981 shares owned by Cía. Inmobiliaria y de Inver-siones Saga SpA that are under custody. income net from the necessary reserves to comply with capital ratios ment” whose terms are part of the "Transaction Agreement" executed on Chile on March 27, 2018. The dividend payout ratio was 40% of 2017 Net quirements, annual dividends are provisioned at 30%. years: Fiscal Year paid (Ch$ mn) Distributed Share (Ch$) Itaú Corpbanca 47 Dividends Dividend policy approved by shareholders in March 2017 in the Annual Share-holders Meeting is to distribute a final dividend of 100% of the annual net defined as "Optimal Regulatory Capital" in the “Shareholders Agree-January 29, 2014. Itaú Corpbanca paid its last annual dividend of Ch$0.04484469 / share in Income, equivalent to a dividend yield of 0.76%. For purposes of capital re-The following table shows dividends per share distributed during the past five CompanyCharge toYearNet Income%Dividend per Banco Itaú Chile2014201585,69331%18,447.50 Corpbanca20142015226,26050%0.33238491 Retained CorpbancaEarnings2015239,860100%0.70472815 Itaú Corpbanca201620172,05930%0.001205475 Itaú Corpbanca2017201857,44740%0.044844689 Banco Itaú Chile20152016104,33650%36,387.38 Corpbanca20152016201,77150%0.29640983 Corpbanca20152016201,771UF 124,1050.00939188 Banco Itaú Chile20132014 87,7230%-Corpbanca20132014155,09357%0.25973600 Performance in the Capital Markets ITAUCORPITCB Price and Volume(Common shares)(ADR) Ch$US$ Closing Price at 12/31/2018 6.48 13.60 Maximum price in the quarter6.8115.75 Average Price in the quarter6.4914.23 Minimum price in the quarter6.3012.96 Closing Price at 09/28/2018 6.77 15.59 Closing Price at 12/29/2017 5.60 13.44 Change in 4Q'18 -4.35% -12.76% Change in LTM 15.78% 1.19% Average daily trading volume LTM (million) 2,498.99 0.49 Average daily trading volume in 4Q'18 (million) 1,608.47 0.13 Shareholder Base and Ratios 4Q18 3Q18 4Q17 Number of outstanding shares (million)512,406.8 512,406.8 512,406.8 Recurring Diluted Earnings per share in the quarter (Ch$)0.090.10-0.03 Accounting Diluted Earnings per share in the quarter (Ch$)0.060.08-0.05 Recurring Diluted Earnings per ADR in the quarter (US$)0.180.23-0.08 Accounting Diluted Earnings per ADR in the quarter (US$)0.120.19-0.13 Book value per share in the quarter (Ch$)6.496.446.23 Price* / Earnings (P/E)29.1720.23-25.96 Price*/ Tangible Book Value (P/B)1.001.050.90 * Closing price on the last trading day of each period.

Management Discussion & Analysis Ratings Credit Risk Ratings International Credit Risk Rating On a global scale, Itaú Corpbanca is rated by two worldwide recognized agen-cies: Moody´s Investors Service (‘Moody’s’) and Standard & Poor´s Global Ratings (‘Standard & Poor’s’ or ‘S&P’). On July 27, 2018, Moody’s affirmed ‘A3/Prime-2’ ratings following the down-grade of Chile's sovereign rating to ‘A1’ from ‘Aa3’, which reflected the govern-ment's lower capacity to provide financial support to the country's banks. Alt-hough the government's capacity to provide support has decreased slightly, it remains very strong. Consequently, the bank's long-term ratings continue to benefit from two notches of uplift from its ‘baa2’ adjusted baseline credit as-sessment. Itaú Corpbanca's ‘A3’ ratings reflect the bank's conservative risk management, and improving business prospects in Chile and Colombia (‘Baa2/Negative’), which will support the stabilization of asset quality and profitability following two years of below-peer-average performance. However, our ratings will remain constrained by low capitalization and could face downward pressure if our ongoing retail strategy implementation does not lead to higher profitability and lower dependence on wholesale funding. Following a substantial improvement in its net income/tangible banking assets, we expect Itaú Corpbanca's profita-bility to benefit from loan growth and lower funding costs, which will boost its already solid 3% net interest margin, despite still-high credit costs. Itaú Corpbanca's funding strategy, however, may take time to materialize. The Outlook is ‘Stable’ reflecting our conservative risk management and im-proving business prospects in Chile and Colombia, which will support the stabi-lization in asset quality and profitability following two years of below-peer-average performance. Standard & Poor´s Rating Long-term issuer credit rating Senior unsecured bonds Short-term issuer credit rating Outlook BBB+ BBB+ A-2 Stable Local Credit Risk Rating On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. (‘Feller Rate’) and by Standard & Poor's Global Ratings Chile Clasificadora de Riesgo Ltda. (‘Standard & Poor's Chile’ or ‘S&P Chile’). On August 7, 2018, Feller Rate affirmed local ratings in ‘AA’ and revised our Outlook to ‘Positive’ from ‘Stable’. Itaú Corpbanca’s ratings reflect a strong business profile, a strong risk profile, an adequate capital and liquidity posi-tion and a moderate generation capacity. The 'Positive' outlook reflects the sound trend on generation capacity, with growing results derived from a greater commercial activity and controlled provisions for loan losses. To the extent that the implementation of the strategy, the completion of the merger process and higher levels of activity allow the bank to consolidate profitability and consistently achieving results in line with the average of the banking industry with a healthy credit quality, ratings should be upgraded. Feller Rate Rating Long-term issuer credit rating Senior unsecured bonds Letter of credit Long-term deposits Subordinated bonds Short-term deposits Shares Outlook AA AA AA AA AA-Nivel 1+ 1ª Clase Nivel 1 Positive Moody´s Rating Long term Counterparty Risk Rating (CRR) Long-term foreign currency deposits Long-term foreign currency debt Short-term foreign currency deposits Outlook A2 A3 A3 Prime-2 Stable On August 22, 2018, S&P Chile affirmed our ‘clAA+’ long-term issuer credit rating and revised our outlook to ‘Stable’ from ‘Negative’ following the revised outlook to ‘Stable’ from ‘Negative’ on our international ratings. Our ratings reflect our business scale and market participation in the Chilean financial system. S&P Chile expects our results to gradually improve as our business strategy advances and credit provisioning recedes amid better credit conditions expected for 2018--2018 first quarter results already point in that direction. In addition, the bank had a sound regulatory capital level of 14.3% as of June 2018, above its target capital ratio. S&P Chile forecasts that our risk-adjusted capital (RAC) ratio will average 6.0%6.5% in the next two years. The ratings also reflect that our funding structure and availability are in line with the average for the industry, which underpin its comfortable liquidity levels. Since the merger, asset and liability management strategy has been to adjust funding costs while looking for a longer tenor maturity and a more diversified funding structure. On August 22, 2018, Standard & Poor´s affirmed our ‘BBB+/A-2’ ratings and revised our outlook and the outlook of other nine Chilean financial institutions to ‘Stable’ from ‘Negative’ following the revised economic risk trend on Chile to ‘Stable’ from ‘Negative’ reflecting diminished pressures on economic imbal-ances. Therefore, the Banking Industry Country Risk Assessment (BICRA) on Chile remained at group '3' and the industry risk trend remains stable. Our ratings continue to reflect our business scale and market participation in the Chilean financial system. S&P expects our results to gradually improve as our business strategy advances and credit provisioning recedes amid better credit conditions expected for 2018 2018 first quarter results already point in that direction. In addition, the bank had a sound regulatory capital level of 14.3% as of March 2018, above its target capital ratio. S&P forecasts that our risk-adjusted capital (RAC) ratio will average 6.0%6.5% in the next two years. The ratings also reflect that our funding structure and availability are in line with the average for the industry, which underpin its comfortable liquidity levels. Since the merger, asset and liability management strategy has been to adjust funding costs while looking for a longer tenor maturity and a more diver-sified funding structure. The stable outlook reflects S&P expectations that Itaú Corpbanca's credit fundamentals will remain stable in the next 24 months with the integration of the merged operations and healthy asset quality. S&P expect the bank's capi-tal metrics to remain at moderate levels and funding and liquidity to be in line with Chilean banking industry average. Standard & Poor´s Chile Rating Long-term issuer credit rating Senior unsecured bonds Letter of credit Long-term deposits Subordinated bonds Short-term deposits Shares Outlook clAA+ clAA+ clAA+ clAA+ clAA clA-1+ 1ª Clase Nivel 1 Stable Itaú Corpbanca 48

CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ mate-rially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s ma-nagement. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CFO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Claudia Labbé Head of Investor Relations. Itaú Corpbanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl Itaú CorpBanca 49

CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ mate-rially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s ma-nagement. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CFO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Claudia Labbé Head of Investor Relations. Itaú Corpbanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl Itaú CorpBanca 49